# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connetic Venture Capital Access Fund, CIK 0001996211
CUSIP: 208191106
Title of class of securities: Class I Shares of Beneficial Interest (ticker VCAFX)
Address of issuer's principal executive offices: 910 MADISON AVENUE, COVINGTON, Kentucky (KY), 41011
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002072569

## Reporting persons
- HORAN Wealth, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); sole voting power 0; shared voting power 0; sole dispositive power 488,684.27; shared dispositive power 0; aggregate amount beneficially owned 5,013,900 (11.5% of the class)

## Item 1. Issuer
Name of issuer: Connetic Venture Capital Access Fund
Address of issuer's principal executive offices: 910 MADISON AVENUE, COVINGTON, KENTUCKY, 41011

## Item 2. Person Filing
Name of person filing: Connie Grosser on behalf of HORAN Wealth
Address of principal business office or, if none, residence:
8044 Montgomery Road, Suite 640
Cincinnati, OH 45236
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: $5,013,900
Percent of class: 11.49%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 488684.268
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: 488684.268

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORAN Wealth, LLC: Connie Grosser, Chief Compliance Officer (09/23/2026)